FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 25, 2024

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (May 20, 2024 – May 24, 2024) on the Third Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2024

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (May 20, 2024 - May 24, 2024) on the Third Tranche of Tenaris Share Buyback Program

Luxembourg, May 25, 2024. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Third Tranche of the Share Buyback Program announced on May 12, 2024, covering up to $300 million to be executed in the open market, it has repurchased the following ordinary shares from May 20 to (and including) May 24, 2024:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
20-May-2024	CEUX	313,000	15.8419	4,958,515	1.0866	5,387,922
20-May-2024	MTAA	679,000	15.8420	10,756,718	1.0866	11,688,250
20-May-2024	TQEX	53,000	15.8414	839,594	1.0866	912,303
21-May-2024	CEUX	307,400	15.8958	4,886,369	1.0860	5,306,597
21-May-2024	MTAA	679,200	15.8962	10,796,699	1.0860	11,725,215
21-May-2024	TQEX	51,500	15.8937	818,526	1.0860	888,919
22-May-2024	CEUX	317,000	15.7659	4,997,790	1.0833	5,414,106
22-May-2024	MTAA	689,000	15.7655	10,862,430	1.0833	11,767,270
22-May-2024	TQEX	53,200	15.7667	838,788	1.0833	908,660
23-May-2024	CEUX	322,500	15.6599	5,050,318	1.0825	5,466,716
23-May-2024	MTAA	701,300	15.6584	10,981,236	1.0825	11,886,639
23-May-2024	TQEX	54,200	15.6604	848,794	1.0825	918,777
24-May-2024	CEUX	330,000	15.5800	5,141,400	1.0846	5,576,362
24-May-2024	MTAA	716,400	15.5796	11,161,225	1.0846	12,105,465
24-May-2024	TQEX	53,900	15.5786	839,687	1.0846	910,724
		5,320,600	15.7460	83,778,088		90,863,925

From May 20, 2024 to (and including) May 24, 2024, the Company has purchased a total of 5,320,600 ordinary shares for a total consideration of €83,778,088, equivalent to USD90,863,925.

As of May 24, 2024, the Company held in treasury 21,687,603 ordinary shares (including 16,367,003 ordinary shares bought in the second tranche), equal to 1.87% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.